EXHIBIT 99.5

The British Journal of Dermatology Publishes Results from Amryt’s EASE Phase 3 Trial in Epidermolysis Bullosa

DUBLIN, Ireland, and Boston MA, October 25, 2022 Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces that the British Journal of Dermatology has published full results from the double-blind phase of its pivotal Phase 3 trial, EASE (article link). EASE is the largest Phase 3, randomised, controlled study in Epidermolysis Bullosa (EB), that examined the efficacy and safety of Filsuvez® (birch bark extract) gel/Oleogel-S10 versus vehicle control gel in EB. Filsuvez® is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic EB in patients 6 months and older.*

Key outcomes from the EASE double-blind phase included:

  Filsuvez® demonstrated accelerated target wound healing in patients with EB compared to control gel
  Patients with EB treated with Filsuvez® experienced :
    Reduction in overall wound burden
    Reduced frequency of dressing changes
    Less pain associated with dressing changes
  Filsuvez® was well tolerated, with a similar safety profile to control gel

Professor Dedee Murrell, Head of Dept. of Dermatology, St George Hospital, University of NSW, Sydney, senior author and Principal Investigator of the trial commented: “I am very excited to see EASE data published in this international journal so we can share these pivotal data with the medical and scientific community. This was the first EB study to meet its primary endpoint and demonstrated a statistically significant acceleration of target wound healing by day 45. In addition, the favourable trends we see with key secondary endpoints such as reduced wound burden, pain and frequency of dressing changes are considered as being very meaningful for patients.”

Professor Johannes Kern, of Royal Melbourne Hospital, Australia, lead author and Chief Investigator of the trial commented: “I have had the privilege of working with patients and their families affected by EB which can be an incredibly distressing condition for those involved. The publication of these data is a milestone for patients with EB and I would like to sincerely thank all the EASE investigators, study sites, patients and families.”

About EASE
The EASE trial (NCT03068780) is the largest ever global Phase 3 trial conducted in patients with EB, performed across 58 sites in 28 countries. It comprises a 3-month double-blind randomized controlled phase followed by a 24-month open-label, single-arm phase. Patients with dystrophic EB (DEB) and junctional EB (JEB) target wounds of between 10 and 50cm2 in size that were present for > 21 days and < 9 months were randomized in the double-blind phase to study treatment in a 1:1 ratio and wound dressings applied according to standard of care. 223 patients were enrolled into the trial, including 156 pediatric patients. Of those that completed the double-blind phase, 100% entered the open-label follow-up phase.

  EASE met its primary endpoint: Complete target wound closure was achieved in 41.3% of target wounds treated with Filsuvez® versus 28.9% of target wounds treated with control gel (p=0.013; relative risk [RR] 1.44, 95% confidence interval [CI] 1.01–2.05. This equates to a 44% increase in probability of wound closure with Filsuvez® versus control gel
  A reduction in overall wound burden using two different measures was observed: Epidermolysis Bullosa Disease Activity and Scarring Index (EBDASI) and Body Surface Area Percentage (BSAP)
    EBDASI: The mean change from baseline in the skin activity score exceeded the clinically important threshold of a 3-point reduction for patients treated with Filsuvez® (–3.1 at Day 60 and –3.4 at Day 90 for Filsuvez®versus –2.0 at Day 60 at –2.8 at Day 90 for control gel)
    BSAP: Mean change in total BSAP also showed greater reduction at Day 60 and Day 90 for Filsuvez® compared to the control gel. At Day 90, the mean change in BSAP was -4.3% (36%) from baseline for Filsuvez® versus–2.5% (21%) for control gel.
  Throughout the double-blind phase, patients treated with Filsuvez® had a reduced requirement for daily dressing changes vs control gel. At Day 90, the change with Filsuvez® equated to one less dressing change every 2 weeks (p=0.001) compared to no change for control gel.
  Filsuvez® significantly improved pain associated with dressing changes at Day 14 and remained numerically lower throughout the 90-day treatment period of the study (Day 14: –1.4 versus –0.8; P=0.02)
  Filsuvez® was well tolerated with a similar incidence of patients with adverse events in both groups (81.7% and 80.7% for Filsuvez and control, respectively). The majority of these AEs were classed as mild or moderate in severity.

About Epidermolysis Bullosa
EB is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises four orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); lomitapide (Juxtapid®/ Lojuxta®); and Oleogel-S10 (Filsuvez®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and has received a positive opinion by the CHMP recommending the approval of Mycapssa® in the European Union (EU). For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Filsuvez® (Oleogel-S10) is approved in the EU and Great Britain for the treatment of partial thickness wounds associated with junctional and dystrophic Epidermolysis Bullosa in patients 6 months and older.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (917) 679 9282, tim@lifesciadvisors.com

* Filsuvez® (birch bark extract ) gel - Summary Product Characteristics - MAH: Amryt Pharmaceuticals DAC. EU: https://www.ema.europa.eu/en/documents/product-information/filsuvez-epar-product-information_en.pdf; GB, https://www.medicines.org.uk/emc/product/13971